October 20, 2005

VIA EDGAR & FACSIMILE (202) 772-9206

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549-0405
Attn: John D. Reynolds
Thomas Kluck

RE:	Platinum Energy Resources, Inc. (the “Company”)
Registration Statement on Form S-1 originally filed June 10, 2005
(File No. 333-125687) (the “Registration Statement”)

Dear Mr. Reynolds:

The undersigned, which are acting as the lead underwriters of the above-referenced offering, hereby formally request that their acceleration request dated October 19, 2005 be withdrawn.

Very truly yours,
CASIMIR CAPITAL L.P.

By: /S/ RICHARD SANDS
Richard Sands
Chief Executive Officer

CANTOR FITZGERALD & CO.
By: /S/ SCOTT HARTZELL
Scott Hartzell
Managing Director, Head of Syndicate